Exhibit 99.1

NICE Announces Planned CEO Transition

•	CEO Barak Eilam to step down by end of 2024 after more than 10 years at helm

•	Company initiates search for successor

Hoboken, N.J., May 16, 2024 – NICE (Nasdaq: NICE) today announced a planned leadership transition. Barak Eilam, Chief Executive Officer, has informed the Board of Directors of his decision to step down from his position, effective December 31, 2024. Eilam will remain CEO until the end of the year, ensuring a smooth transition. He will actively participate in the search for his successor alongside the Board and collaborate with the new leader during a transition period. Furthermore, Eilam will continue to act in a strategic consulting capacity during the first half of 2025. The Board has initiated a CEO search to identify the company's next leader in partnership with a top executive recruiting firm. The search will consider both internal and external candidates to ensure the best fit for NICE.

"The Board extends its gratitude for the remarkable achievements NICE has accomplished under Barak’s ten-year leadership," said David Kostman, Chairman of the Board at NICE. "The company is well positioned for the future as a leader in cloud, digital and AI. We deeply appreciate Barak’s unwavering commitment to NICE and look forward to continuing our work with him toward executing our 2024 plan, setting the company up for future success, and collaborating with him throughout the CEO search to ensure a smooth leadership handover.”

Barak’s leadership has been transformative for NICE. During his tenure, NICE's visionary strategy propelled the company to undisputed leadership across its markets. Under Barak's guidance, the company is now a key player in the enterprise software market leveraging cloud and AI and is well positioned for ongoing prosperity. With relentless focus on innovation and strategic acquisitions, he transformed NICE into a cloud leader, building the industry's most advanced AI platform. As CEO, Barak has built a great foundation for the future with a strong leadership team and orchestrated tremendous shareholder value creation: the total addressable market expanded fivefold; total revenue tripled; cloud revenue rapidly grew from near zero to $1.6 billion; and earnings per share more than tripled.

“Leading NICE for the past decade has been the pinnacle of my career. It is an honor to work alongside a team of 8,500 talented and dedicated NICErs around the globe. While my team and NICE’s mission continues to inspire me daily, after 25 years at NICE and with the company poised for continued leadership and success, it's the right time to transition the helm of the company to a new leader" said Barak Eilam, CEO, NICE.

Mr. Eilam continued, "I remain laser focused to deliver our 2024 plan, support the success of our customers and partners and work closely with our product teams on our exciting innovations. NICE has a bright future ahead, and I'm committed to ensuring a seamless transition.”

About NICE

With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.